September 8, 2009

Mr. Jay Mumford
Senior Attorney
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

RE:	Bel Fuse Inc. Form 10-K for the fiscal year ended December 31, 2008 File No. 0-11676

Dear Mr. Mumford:

This letter constitutes the response by Bel Fuse Inc. (“Bel” or the “Company”) to your letter to Bel dated August 27, 2009 concerning our Form 10-K for the year ended December 31, 2008.  For your convenience, we have restated your comment in full.

Form 10-K for the period ended December 31, 2008

Item 11.  Executive Compensation, page 49

1.
We note your response to comment 4 in our July 30, 2009 letter that peer group information is “for informative purposes only.”  Your proposed disclosure in the July 13, 2009 letter states that your “compensation philosophy is to maintain lower base salaries as compared to those offered by our peers….”  As such, please expand your proposed disclosure to explain how you evaluate what are “lower base salaries,” whether you compared yourself to the 50th percentile benchmark, a range of benchmarks or otherwise.  Also, with regards to determining whether you are using benchmarks, please note that Question 118.05 of the Compliance and Disclosure Interpretations to Regulation S-K defines a benchmark as “using compensation data about other companies as a reference point on which – either wholly or in part – to base, justify or provide a framework for a compensation decision.”

Company Response  The Company does not engage in benchmarking.  While peer group information is periodically reviewed by management, it is for informative purposes only and does not constitute a benchmarking activity of any type (in accordance with the definition described above).  The Company does not correlate its executive base salaries with those of its peers.  Bel’s Board of Directors, upon the recommendation from Bel management, seeks to limit annual increases in base salaries and to supplement the overall compensation package with annual bonuses in amounts that are primarily dependent upon the Company’s financial performance for the period..  This has been Bel’s methodology in past and current periods as a way to control overhead costs in times of volatile product demand. So while the peer group data is reviewed, the results of that review are irrelevant to the ultimate decisions made with regards to Bel’s executive compensation levels.  The peer compensation data is not used as a reference point on which to base, justify or provide a framework for compensation decisions.  As Bel does not engage in any sort of benchmarking activities, the proposed disclosure within the Compensation Discussion and Analysis section of future filings has been modified to eliminate this confusion.  For your convenience, additions to the 2009 proxy disclosure have been underlined and deletions from the 2009 proxy disclosure have been noted separately below:

Overview

We are engaged in a very competitive industry worldwide, with relatively low barriers to competitive entry in the electronic products market. Just as stock prices in our industry tend to be volatile, our customers’ demand for our products varies significantly from year to year. We have only limited visibility as to future customer requirements.  For this reason, we have found it necessary to keep our overhead relatively low so that we can operate effectively even when demand for our products weakens. In the area of compensation, we seek to control salaries as best we can and focus our incentives on other elements that can vary from year to year with our performance. Our goal is to compensate our Named Officers at levels that will enable us to retain their services while retaining control over our overhead.

Our performance-based elements of compensation are salary, bonuses and long-term stock incentive compensation.  Other non-performance elements of compensation consist of retirement benefits, certain other plan benefits and certain perquisites. In order to effectively control overhead costs in times of volatile product demand, our executive compensation philosophy is to limit annual increases in base salaries and to supplement the overall compensation package with annual bonuses in amounts that are primarily dependent upon the Company’s financial performance for the period.

We compete in our industry on the basis of product performance, quality, reliability, depth of product line, customer service, technological innovation, design, delivery time and price. Our compensation structure is intended to reward and incentivize the types of performance which improve our ability to excel in these areas, as well as performance which enhances our overall financial stability and global presence.

Salary

We pay salaries to our Named Officers in order to provide a base compensation to them for their day-to-day responsibilities in managing our business. We do not rely upon consultants to set our salaries, to establish salary ranges or to provide advice regarding other compensation matters, nor do we engage in any benchmarking activities. The Company views base salary simply as a fixed component of overall compensation, with a large variable portion being derived from annual bonuses as described below.

In terms of overall compensation, our Chief Executive Officer receives salary recommendations from our U.S. management team and our Far East management team. Our Chief Executive Officer then formulates his own recommendations which he presents to our Compensation Committee. Our Chief Executive Officer does not participate in the deliberations regarding his own salary, but does participate in discussions regarding salary levels for our other Named Officers. Salary levels are typically reviewed in December, and adjusted from time to time after taking into account overall Company performance as well as team performance.  As noted in the Summary Compensation Table, the Chief Executive Officer did not recommend, and the Compensation Committee did not approve, increases in base salaries for 2008.  This decision was made after taking into account the current macroeconomic conditions and the Company’s operating results.  During 2008, management has made a number of decisions to implement cost savings strategies and reduce overall overhead. The decision to keep executive base salaries in line with the prior year is consistent with those current business strategies.

The following wording was previously contained in the 2009 proxy statement and has been deleted from the proposed disclosure above:

Salary levels are typically determined in December for the following year. Adjustments for the following year are related to performance during the year being reviewed, overall company performance and cost-of-living considerations.

We compare our salaries and other elements of compensation against the salaries and other compensation measures of other public companies in our industry by reviewing the proxy statements of such other companies. However, we do not prepare formal benchmarking studies.

Should you have any questions with respect to any of the responses set forth below, please feel free to contact the undersigned or Colin Dunn, Vice President of Finance, at 201-432-0463.

Very truly yours,

/s/ Daniel Bernstein
Daniel Bernstein President and Chief Executive Officer

cc:  Peter H. Ehrenberg, Esq.